RealWorld.com, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2023 and 2022

	Paid In Capital	Retained Earnings/(Deficit)	Total Members' Equity
Balance, December 31, 2021	$ -	$ -	$ -
Proceeds from the issuance of common units	-		-
Net income (loss)	-	(34,155)	(34,155)
Balance, December 31, 2022	-	(34,155)	(34,155)
Equity based compensation	1,170,000	-	1,170,000
Net loss	-	(1,175,523)	(1,175,523)
Balance, December 31, 2023	$ 1,170,000	$ (1,209,678)	$ (39,678)